ArcelorMittal expands its position in Turkey by acquiring 51% of Rozak

Luxembourg, 10 September 2007 - ArcelorMittal announces the proposed acquisition of 51% of the shares of Rozak A.S. (“Rozak”), the main Turkish steel stockholding company. The transaction is subject to antitrust authorities’ approval, and is expected to be completed by year-end 2007.

For Gonzalo Urquijo, member of the Group Management Board of ArcelorMittal and in charge of Steel Solutions & Services, “this acquisition is an important step for ArcelorMittal to meet the strong Turkish demand in all products. Turkey is one of the fastest growing steel markets. The construction sector is very dynamic, with a growth rate above 10%. The acquisition of this stake in Rozak will allow our steel distribution business in this country to reach its capacity target in 2010”.

Rozak is specialized in H-profiles, sheet and plates. In 2006, it shipped 450 000 tons and its turnover reached 260 million euros. ArcelorMittal is already the major supplier of Rozak. The company, which employs a hundred people, was created in 1983 and was owned since then by the founding family.

Rozak has 5 sites in Turkey: Gebze, Ikitelli, Eregli, Iskenderum and Izmit. Office buildings are located in Ikitelli and Eregli. Gebze and Izmit are both currently expanding.

ArcelorMittal is already active in Turkey in flat carbon steel production, through a participation in Borçelik, as well as in the packaging and steel service centre businesses.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

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